

Mail Stop 3561

January 11, 2018

Julio A. Torres
Chief Executive Officer
Andina II Holdco Corp.
250 West 57th Street Suite 2223
New York, NY 10107

> **Re:** **Andina II Holdco Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 29, 2017**
> **File No. 333-221723**

Dear Mr. Torres:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

General

1. We note your response to prior comment 1, however, your reference to staff guidance regarding matters that are so "inextricably intertwined," contained at CDI 101.01 regarding Unbundling under Rule 14a-4(a)(3) generally, pertains to different facts than yours and that guidance goes on to identify facts that appear to be similar to yours where we would not view the matters as "inextricably intertwined." Please revise to unbundle these matters and, as appropriate, condition these matters upon one another, as provided by Rule 14a-4(a)(3).

2.   In the revised disclosure you have provided in response to comments 16 and 27, you cite certain reports from Russell Research and Statistical Surveys. Please supplementally provide us with these materials.

Proxy Statement/Prospectus/Information Statement Cover Page

3.   We reissue comment 3. Please revise the cover page to disclose ranges or estimates of potential adjustments to the cash consideration or refer readers specifically to the related disclosure on page 13.

Questions and Answers about the Proposals, page 4

What happens if the Mergers are not consummated?, page 8

4.   We note the disclosure you have added to page 8 in response to comment 4, as well as the Form PRE 14A that Andina filed on December 28, 2017. Please expand the disclosure here to state that Andina is seeking to extend its business combination deadline to April 1, 2018.

The Merger Proposal, page 57

Background of the Merger, page 58

5.   We note your response to comment 12. Please elaborate to explain the results of the QoE analysis performed by Marcum.

Andina's Board of Directors' Reasons for Approval of the Business Combination, page 61

6.   We reviewed the revisions made in response to comment 17. Reference is made to the first table on page 61. Please include a reconciliation of fiscal year ended December 31, 2015 and 2016 revenue, gross profit and Adjusted EBITDA as presented in the table to amounts presented in Lazydays' audited financial statements and non-GAAP disclosure on page 154. Please disclose the nature of the adjustments if not apparent in the line item description. In addition, in regard to projected fiscal year ended December 31, 2017 Adjusted EBITDA, please present, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP and a reconciliation which shall be quantitative, to the extent available without unreasonable efforts, of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(1)(i)(A)-(B) of Regulation S-K.

7.   We note that, in response to comment 17, you have expanded the disclosure on page 61. Please further expand this disclosure to explain how Andina determined that a 4.0x LTM EBITDA multiple constituted fair consideration for Lazydays even though the range of comparable company multiples spanned from 5.1x to 15.8x.

Anticipated Material Federal Income Tax Consequences of the Business Combination to Andina and its Securityholders, page 64

U.S. Holders, page 66

Tax Consequences of the Redomestication Merger, page 66

8.   We note your response to comment 19 and we disagree that your disclosure does not provide investors with any actual tax representations or opinions. As one example, your disclosure in the first sentence of page 66 states that "[t]he Redomestication Merger should qualify as a reorganization for U.S. federal income tax purposes under Section 368(a) of the Code," which appears to qualify as a "representation as to tax consequences," as Section III.A.1 of Staff Legal Bulletin No. 19 contemplates. Revise to provide a tax opinion, consistent with Item 601(b)(8) of Regulation S-K.

Unaudited Pro Forma Condensed Combined Financial Information

Pro Forma Condensed Balance Sheet as of August 31, 2017, page 86

9.   We refer you to adjustment 11 and your adjustment to cash consideration of $1,625,000 based on Lazydays' working capital and debt as of September 30, 2017. Please explain the difference between this adjustment and the adjustment to cash merger consideration of $2,012,000 disclosed in the fourth paragraph on page 13.

Pro Forma Condensed Combined Statement of Operations for the Nine Months Ended August 31, 2017, page 89

10.   We have reviewed your response to comment 22 and related revisions to your disclosure. Please explain how you determined the convertible preferred stock was not dilutive for the period ended August 31, 2017 and your consideration of ASC 260-10-45-41.

Executive Compensation, page 97

11.   Please update executive compensation and director compensation to reflect data for the fiscal year ended December 31, 2017. Refer to Item 402 of Regulation S-K and

Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S-K.

Holdco Executive Officer and Director Compensation Following the Mergers, page 100

Employment Agreements, page 101

12.   We note that you have added disclosure on page 101 which quantifies the expected grants of options to Mr. Murnane and Ms. Berney upon closing of the Mergers. Please disclose this information in the section titled "Interests of Lazydays' Directors and Officers in the Mergers" on page 19.

The Charter Proposal, page 103

13.   We reissue comment 23 in part. Please expand the disclosure here to also compare the current rights of Lazydays shareholders to the rights they will have under the Holdco organizational documents if all proposals are approved.

The PIPE Proposal, page 120

Required Vote, page 121

14.   On page 20, you state that consummation of the Mergers is conditioned on the approval of the PIPE proposal and the completion of the PIPE investment. However, in the disclosure you have added to page 121 in response to comment 25, you indicate that the parties will be able to consummate the mergers if Andina finds alternative financing to pay the cash purchase price of the Transaction Merger. Please revise to clarify the consequences if shareholders do not approve the PIPE proposal.

Financial Statements, page F-1

Lazy Days' R.V Center, Inc. and Subsidiaries Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page F-39

15.   We reviewed your response to comment 34. Please disclose the statements of income line item in which occupancy costs are included.

Lazy Days' R.V Center, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11 – Debt, page F-75

16.   We reviewed your response to comment 36. Please describe in more detail the most significant restrictions, if any, on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. When determining the amount restricted or free of restrictions, consider the amount that could have been paid while remaining in compliance with the debt covenants. Refer to Rule 4-08(e)(1) of Regulation S-X.

Exhibits

17.   Please re-file Exhibits 10.14 through 10.17 in the proper searchable format. See Rules 301 and 304 of Regulation S-T. For guidance, refer to Regulation S-T Compliance and Disclosure Interpretation 118.01 and Section 5.2.3.5 of Volume II of the EDGAR Filer Manual (December 2017). Please also revise your exhibit index on page II-3 to include these exhibits.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Mara L. Ransom

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products